Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 10, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1145
                     Rising Rate Equity Portfolio, Series 1
                       File Nos. 333-193413 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1145, filed on April 4, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Rising Rate Equity Portfolio, Series 1 (the "Trust").

PROSPECTUS

Cover Page

     1. The name of the Trust includes the term "rising rate." Since the use of this term in the Trust's name may confuse investors, who may mistakenly believe that it implies that the Trust will pay them an increasing amount of dividend income, please revise the name of the Trust to eliminate this potential confusion. Alternatively, please explain to us why the Trust's name is not misleading. We may have further comments after reviewing your response.

     Response: In response to this comment, the name of the Trust will be changed to "Rising Rate Defensive Equity Portfolio, Series 1." We do not believe that this new name will confuse investors. The term "rising rate" will be immediately followed by the term "defensive." We believe that this full phrase conveys the investment strategy of the Trust. The Trust's investment strategy seeks to provide capital appreciation by selecting a portfolio of equity securities that the sponsor expects to perform well in an environment of rising interest rates. To elaborate on this strategy, the following will be added as the second sentence of the second paragraph: "The trust seeks to provide a portfolio that is defensive against rising interest rates." Taken together, we believe the prospectus describes the strategy indicated by the Trust's name and we believe that an investor would not misunderstand the Trust's strategy or objective based on the name. In addition, the "Principal Investment Strategy" section also states that "[t]he trust is not directly intended to provide investors with increasing amounts of dividend income, rising interest income distributions or interest distributions that increase as prevailing interest rates rise." We believe that the name change and the disclosures in the investment strategy section alleviate any confusion that a potential investor might have with respect to the strategy of the Trust.

     2. The third sentence of the second paragraph is confusing; please clarify the disclosure.

     Response: The sentence has been replaced with the following: "The sponsor defines a rising rate environment as a period in which the U.S. Treasury 10-year yield rises by 150 basis points or more from a prior low value. The prior low value must have been proceeded by a decline in the yield by at least the same amount (i.e., 150 basis points). The start of the rising rate period is the low value before the 150 basis points or greater rise in the yield. The end of the rising rate period is the highest level of the yield that was observed prior to a subsequent decline of at least 150 basis points from that high level."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                        By MORRISON C. WARREN
                                                           ---------------------
                                                           Morrison C. Warren